UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9 )*

VENTURE FINANCIAL GROUP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

     NONE
(CUSIP Number)

12/31/04
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

CUSIP NO. N/A                                         13G                                                          Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: KEN F. PARSONS, SR. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 659,852 Shares (Includes 93,550 shares which could be acquired within 60 days by the exercise of stock options.)
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER: 659,852 shares (Includes 93,550 shares which could be acquired within 60 days by the exercise of stock options.)
	8	SHARED DISPOSITIVE POWER 0 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 659,852 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.11%
12	TYPE OF REPORTING PERSON*: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 4 pages

Item 1 (a).	Nameof Issuer:		VENTURE FINANCIAL GROUP, INC.

Item 1 (b).	Address of Issuer's Principal Executive Offices:
721 COLLEGE STREET SE
LACEY, WA 98503
P.O. BOX 3800
LACEY, WA 98509

Item 2 (a).	Name of Person Filing:		KEN F. PARSONS, SR.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:
721 COLLEGE STREET SE
LACEY,WA 98503
P.O.BOX 3800
LACEY, WA 98509

Item 2 (c).	Citizenship:		STATE OF WASHINGTON, UNITED STATES

Item 2 (d).	Title of Class of Securities:		COMMON STOCK

Item 2 (e).	CUSIP Number:		NOT APPLICABLE

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[	]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[	]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[	]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[	]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[	]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 4 pages

Item 4.	Ownership

(a) Amount Beneficially Owned: 659,852 Shares

(b)	Percent of Class: 10.11%

(c)	Number of Shares as to which Such Person has:

(i) sole power to vote or to direct the vote: 659,852 Shares
(ii) shared power to vote or to direct the vote: 0 Shares
(iii) sole power to dispose or to direct the disposition of: 659,852 Shares
(iv) shared power to dispose or to direct the disposition of: 0 Shares

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ken F. Parsons, Sr.	Date: 01/30/2005
Ken F. Parsons, Sr.

Page 4 of 4 pages